December 9, 2020

CORRESPONDENCE FILED VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:voxeljet AG

Registration Statement on Form F-3

SEC File No. 333-251002

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, voxeljet AG hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form F-3 (File No. 333-251002), as amended, and declare the Registration Statement effective as of 4 p.m., Eastern Time, on December 11, 2020, or as soon thereafter as possible.

In connection with this request for acceleration, voxeljet AG acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve voxeljet AG from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	voxeljet AG may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

voxeljet AG

By:	/s/ DR. INGO EDERER

Dr. Ingo Ederer
Chief Executive Officer